UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
MEADOW VALLEY CORPORATION

(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)
583185103

(CUSIP Number of Class of Securities)
Carpe Diem Capital Management LLC
111 South Wacker Drive, Suite 3950
Chicago, Illinois 60606
Attention: John Ziegelman
Telephone: (312) 803-5010

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
with copy to:
Greenberg Traurig, LLP
77 West Wacker Drive
Chicago, Illinois 60601
Attention: Peter H. Lieberman, Esq.
Telephone: (312) 456-8400
April 10, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583185103	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON: Carpe Diem Capital Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		424,415 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

424,415 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

424,415

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2% OF COMMON STOCK(1)

14	TYPE OF REPORTING PERSON

IA, OO
(1) Based on 5,148,404 shares of Common Stock of Meadow Valley Corporation outstanding on March 24, 2008, as reported in the Form 10-K filed by the Issuer on March 31, 2008.

CUSIP No. 583185103	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON: John D. Ziegelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		424,415 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

424,415 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

424,415

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2% OF COMMON STOCK(1)

14	TYPE OF REPORTING PERSON

IN
(1) Based on 5,148,404 shares of Common Stock of Meadow Valley Corporation outstanding on March 24, 2008, as reported in the Form 10-K filed by the Issuer on March 31, 2008.

SCHEDULE 13D/A
     Carpe Diem Capital Management LLC, a Delaware limited liability company f/k/a CD Capital Management LLC (‘‘CD Capital’’), and John D. Ziegelman (‘‘Mr. Ziegelman’’, and collectively with CD Capital, the ‘‘Reporting Persons’’), are jointly filing this Amendment No. 7 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2007, as amended by Amendment No. 1 thereto filed with the Commission on June 8, 2007, Amendment No. 2 thereto filed with the Commission on October 24, 2007, Amendment No. 3 thereto filed with the Commission on October 24, 2007, Amendment No. 4 thereto filed with the Commission on November 6, 2007, Amendment No. 5 thereto filed with the Commission on December 21, 2007 and Amendment No. 6 thereto filed with the Commission on December 28, 2007 (collectively, the “Schedule 13D”).
     Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
ITEM 2. IDENTITY AND BACKGROUND
Item 2 of the Schedule 13D is hereby amended to add the following information:
     CD Capital Management LLC has changed its name to Carpe Diem Capital Management LLC. Each reference to “CD Capital” in the Schedule 13D shall be to Carpe Diem Capital Management LLC. Further, the principal office address of each of CD Capital, ZPII, L.P., C3 Management Inc., Mr. Ziegelman and Maria D. Suh has changed from 2 North Riverside Plaza, Suite 720, Chicago, Illinois 60606 to 111 South Wacker Drive, Suite 3950, Chicago, Illinois 60606. Accordingly, Item 2 is hereby amended to reflect the above referenced changes.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended to add the following information:
     Schedule A to this Amendment No. 7 to the Schedule 13D reflects all transactions in securities of the Issuer that have been made in the last sixty (60) days. All purchases and sales of Common Stock reflected on Schedule A to this Amendment No. 7 to the Schedule 13D were made in open market transactions, and in the case of purchases, with investment funds in accounts under management on behalf of CD Capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total amount of funds expended for such purchases reflected on Schedule A to this Amendment No. 7 to the Schedule 13D was approximately $107,087.13, which was expended entirely by CD Capital. These amounts are in addition to the amounts previously reported.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended to add the following information:
     The Reporting Persons recently commenced discussions with the Issuer in order to potentially settle the Reporting Persons’ grievances specifically regarding corporate governance and strategic alternatives issues (all as more fully disclosed in all of the prior filings made by the Reporting Persons on the Schedule 13D). While lines of communication were opened, and the parties discussed many common goals and objectives, no agreement has been reached as of the date hereof. Specific progress included the parties envisioning a meaningful and defined unpaid advisory role for Mr. Ziegelman in the Issuer’s strategic alternatives process; however, the parties did not reach resolution as to: (i) re-establishing the right of the stockholders to call a special meeting at a 10% threshold, (ii) a 12-month right for Mr. Ziegelman to appoint a new director to the Issuer’s Board of Directors and (iii) the Issuer voluntarily considering adding to the Board of Directors a corporate governance expert recommended to the Issuer by the Reporting Persons.
     While settlement discussions may or may not continue, the Reporting Persons have decided to suspend settlement discussions until the Issuer provides the market with a full and complete disclosure regarding the Issuer’s strategic alternatives process.
     In addition to the foregoing, CD Capital (1) recently engaged the proxy solicitation firm of Mackenzie Partners, Inc. to assist it in the event that the Participants (as defined below) ultimately decide to solicit proxies in support of (a) Mr. Ziegelman’s nomination for election to the Issuer’s Board of Directors and (b) its stockholder proposal to amend the Bylaws at the Annual Meeting and (2) intends to request a complete and comprehensive list of all of the Issuer’s current stockholders in accordance with applicable law.
     CD Investment Partners, Ltd., CD Capital, Mr. Ziegelman, ZPII, L.P., and C3 Management Inc. (the “Participants”) may solicit proxies in support of Mr. Ziegelman’s nomination for election to the Issuer’s Board of Directors and in support of its stockholder proposal to amend the Bylaws at the Annual Meeting. In that event, the Participants intend to file a proxy statement with the Commission.
     THE PARTICIPANTS ADVISE ALL STOCKHOLDERS OF THE ISSUER TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. IN ADDITION, THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WHEN AND IF AVAILABLE WITHOUT CHARGE UPON REQUEST. ANY SUCH PROXY MATERIALS WILL ALSO BE AVAILABLE AT NO CHARGE ON THE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.
     The Reporting Persons expressly hereby reaffirm the reservation of all rights, options and possible future actions heretofore disclosed by them in this Item 4 to the Schedule 13D.
ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER
Item 5 is hereby amended to add the following information:
     As a result of the purchases and sales of shares of Common Stock as reflected on Schedule A to this Amendment No. 7, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons increased to 424,415, representing approximately 8.2% of the shares of Common Stock presently outstanding based upon the 5,148,404 shares of Common Stock reported by the Issuer to be outstanding as of March 24, 2008 in the Issuer’s Form 10-K filed with the Commission on March 31, 2008.
     As a result of the transactions described in this Amendment No. 7 to the Schedule 13D, the Reporting Persons may be deemed to beneficially own shares of Common Stock as follows:

	Number of	Approximate
	Shares of	Percentage of
Name of Reporting Person	Common Stock	Outstanding Shares
Mr. Ziegelman	424,415	8.2%
CD Capital	424,415	8.2%

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: April 10, 2008

CARPE DIEM CAPITAL MANAGEMENT LLC

By:	ZPII, L.P., its Managing Member

By:	C3 Management Inc., its General Partner

BY:	/s/ John D. Ziegelman
Name:	John D. Ziegelman
Title:	President

/s/ John D. Ziegelman
JOHN D. ZIEGELMAN

SCHEDULE A
     This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by the Reporting Persons in the last sixty (60) days. All transactions were effectuated in the open market through a broker.
Purchase (Sale) of Shares effected by the Reporting Persons for the account of CD Investment

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)
02/12/2008	(100)	10.9600	1,096.00
02/27/2008	900	9.5944	8,634.96
02/28/2008	297	9.8143	2,914.85
02/29/2008	2,190	9.7772	21,412.07
02/29/2008	(100)	10.1000	1,010.00
03/03/2008	897	10.0212	8,989.02
03/12/2008	500	10.0740	5,037.00
03/13/2008	(1,000)	10.2280	10,228.00
03/14/2008	2,800	9.9139	27,758.92
03/18/2008	2,800	10.0769	28,215.32
03/24/2008	(100)	10.2200	1,022.00
03/31/2008	500	8.2500	4,125.00

(1)	Excludes commissions and other execution-related costs.